UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                OCTOBER 14, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC DIVESTS DIRECTORIES

TDC TO SELL TDC DIRECTORIES FOR DKK 4.85BN

TDC A/S ("TDC") announced today that it has signed a definitive agreement to sell its fully owned subsidiary TDC Forlag A/S ("TDC Directories" or the "Company") to European Directories S.A. ("EDSA"), a consortium led by Macquarie Capital Alliance Group and the holding company of European Directories (formerly known as the YBR Group), for a total consideration of DKK 4.85bn on a cash and debt free basis. The cash proceeds will amount to approximately DKK 5.0bn, including the receipt of cash existing in the Company. The agreement is only subject to statutory merger control clearance, including clearance from Swedish and Austrian competition authorities, which are expected before the end of 2005.

The sale successfully concludes a review of strategic options for TDC Directories launched by TDC on June 17, 2005. TDC Directories is a leading publisher of telephone directories in the Nordic Region with core operations in Denmark and Sweden, together with a niche presence in Finland. TDC Directories key activities include print and online directories and data sales.

Commenting on the transaction, Henning Dyremose, President and CEO of TDC said:
"We are delighted to announce this transaction as it represents a highly successful conclusion of our strategic review and shows TDC's continued commitment to creating value for its shareholders. We believe that as a part of European Directories, one of the fastest growing directories companies in Europe, TDC Directories will further improve its leading positions in Denmark and Sweden to the long term benefit of the Company's customers and employees."

Lex Cohen, CEO of European Directories said: "We are delighted to acquire TDC Directories. Together under single ownership, the companies of European Directories and TDC Directories will have significant opportunities to share management expertise and best practice across the enlarged Group.

We understand the importance of continuing to work with TDC as we transition the ownership of TDC Directories. We have acquired other businesses in the European Directories group from national telecom companies and have a strong track record of building excellent long-term working relationships. "

Goldman Sachs has acted as lead financial adviser to TDC. Danske Markets, Corporate Finance, has acted as co-financial adviser and has provided a fairness opinion to TDC's Board of Directors that the agreed consideration is fair from a financial point of view.

For further information please contact TDC Investor Relations at +45 3343 7680.

For further information about TDC Directories please refer to www.tdc.com/ about TDC.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

  OCTOBER 14, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations